SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Shell Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

822634 101

(CUSIP Number)

Lori M. Muratta

150 N. Dairy Ashford

Houston, Texas 77079

Telephone: (832) 337-2034

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Pipeline Company LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 109,457,304 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 109,457,304 common units
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 109,457,304 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 46.9%
14	TYPE OF REPORTING PERSON HC; PN

*

Includes 9,477,756 common units that were issued on June 6, 2019 upon the consummation of the Contribution Agreement by and among the Partnership, SPLC and Shell Midstream Operating LLC, which is incorporated herein by reference to Exhibit 10.1 to the Partnership’s current report on Form 8-K filed with the Commission on May 13, 2019.

**	Based on the number of Common Units (233,289,537) issued and outstanding as of June 10, 2019, as reported to the Reporting Persons by the Partnership.

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Midstream LP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 109,457,304 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 109,457,304 common units
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 109,457,304 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 46.9%
14	TYPE OF REPORTING PERSON HC; OO

*

Includes 9,477,756 common units that were issued on June 6, 2019 upon the consummation of the Contribution Agreement by and among the Partnership, SPLC and Shell Midstream Operating LLC, which is incorporated herein by reference to Exhibit 10.1 to the Partnership’s current report on Form 8-K filed with the Commission on May 13, 2019.

**	Based on the number of Common Units (233,289,537) issued and outstanding as of June 10, 2019, as reported to the Reporting Persons by the Partnership.

Explanatory Note

This Amendment No. 3 to Schedule 13D amends the statement on Schedule 13D filed on November 3, 2014, as amended by Amendment No. 1 to Schedule 13D filed on February 21, 2017 and as amended by Amendment No. 2 to Schedule 13D filed on February 16, 2018, by Shell Pipeline Company LP and Shell Midstream LP Holdings LLC (as amended, the “Initial Statement”). Capitalized terms used herein without definition shall have the meaning set forth in the Initial Statement. The Initial Statement shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer

No changes to this item.

Item 2.	Identity and Background

Subparagraph (c) is hereby amended and restated as follows:

The principal business of the Reporting Persons is the ownership and operation, directly or indirectly, of pipelines and other assets supporting midstream operations, and the investment in interests in the Partnership.

SPLC is a Delaware limited partnership. The name and title of the general partner and each executive officer of SPLC (the “SPLC Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. SPLC is the direct sole member of the other Reporting Person.

LP Holdco is a Delaware limited liability company and wholly owned subsidiary of SPLC. The name and title of the sole member and each executive officer of LP Holdco (the “LP Holdco Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference.

The SPLC Covered Individuals and LP Holdco Covered Individuals are collectively referred to as the “Covered Individuals.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraph:

On May 10, 2019, the Partnership, SPLC and Shell Midstream Operating LLC entered into a Contribution Agreement pursuant to which SPLC contributed all of its remaining equity interests in Colonial Pipeline Company and Explorer Pipeline Company to the Partnership in exchange for a cash contribution of $600,000,000 to SPLC and the issuance of 9,477,756 Common Units to LP Holdco and 193,424 General Partner Units to the General Partner (the “Contribution”).

Item 4.	Purpose of Transaction

No changes to this item.

Item 5.	Interest in Securities of the Issuer

Subparagraphs (a)(1), (a)(2) and (a)(3) are hereby amended and restated as follows:

(a)(1) SPLC does not directly own any Common Units; however, as the sole member of LP Holdco, it may be deemed to beneficially own 109,457,304 Common Units held of record by LP Holdco, which represents approximately 46.9% of the outstanding Common Units of the Partnership.

(2) LP Holdco is the record and beneficial owner of 109,457,304 Common Units, which represents approximately 46.9% of the outstanding Common Units.

(3) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
James J. Bender	25,000		*
Rob L. Jones	15,000		*
Margaret C. Montana	13,335		*
Kevin M. Nichols	8,500		*
Alton G. Smith	5,000		*
Carlos A. Fierro	3,000		*
Lori M. Muratta	2,960		*
Shawn J. Carsten	7,500		*
Paul R. A. Goodfellow	—	—
Marcel Teunissen	—	—
Steven Ledbetter	—	—
Brenda Stout	—	—

*	Less than 1% of the class beneficially owned.

The percentages set forth in Item 5(a) are based on the number of Common Units (233,289,537) issued and outstanding as of June 10, 2019, after the issuance of Common Units in connection with the Contribution, as reported to the Reporting Persons by the Partnership.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following paragraphs:

The Contribution

On May 10, 2019, the Partnership, SPLC and Shell Midstream Operating LLC entered into a Contribution Agreement pursuant to which SPLC contributed all of its remaining equity interests in Colonial Pipeline Company and Explorer Pipeline Company to the Partnership in exchange for a cash contribution of $600,000,000 to SPLC and the issuance of 9,477,756 Common Units to LP Holdco and 193,424 General Partner Units to the General Partner.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement of the Partnership as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on November 3, 2014, as amended by Amendment No. 1 to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on February 28, 2018 and as further amended by Amendment No. 2 to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on December 21, 2018, which are incorporated in their entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement of the General Partner filed as Exhibit 3.2 to the Partnership’s current report on Form 8-K filed with the Commission on November 3, 2014, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the Contribution Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Contribution Agreement filed as Exhibit 10.1 to the Partnership’s current report on Form 8-K filed with the Commission on May 13, 2019, which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the Exhibits as follows:

Exhibit A	Directors, Managers and Executive Officers of SPLC and LP Holdco (filed herewith).

Exhibit H	Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Shell Midstream Partners, L.P. (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on February 28, 2018 and incorporated herein in its entirety by reference).

Exhibit I	Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of Shell Midstream Partners, L.P. (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on December 21, 2018 and incorporated herein in its entirety by reference).

Exhibit J	Contribution Agreement (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on May 13, 2019 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 17, 2019

SHELL PIPELINE COMPANY LP		SHELL MIDSTREAM LP HOLDINGS LLC

By:	Shell Pipeline GP LLC, its general partner	By:	/s/ Shawn J. Carsten
		Name:	Shawn J. Carsten
By:	/s/ Shawn J. Carsten	Title	Vice President and Chief Financial Officer
Name:	Shawn J. Carsten
Title	Vice President – Finance